Gleaves Swearingen Potter & Scott LLP

                        September 19, 2008

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Terry French, Accountant Branch Chief
          Gopal Dharia, Staff Accountant

Re:      New World Brands, Inc.
    Form 10-KSB for the year December 31, 2007
    Filed May 13, 2008
    File No. 033-91432

Gentlemen:

                   On behalf of New World Brands, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1934, as amended, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a copy of the revised Item 8A to the Company’s Amended Annual Report on Form 10-KSB/A2 (the “Amended Report No. 2”).  This Amended Report No. 2 reflects certain revisions to Item 8A of the Company’s Amended Annual Report on Form 10-KSB/A (the “Amended Report No. 1”), as filed with the Commission on May 13, 2008, in response to the comment letters, addressed to Shehryar Wahid, dated July 17, 2008 and September 15, 2008 (the latter, the “Comment Letter”), from the staff of the Commission (the “Staff”).  We note that the Amended Report No. 1 amended certain portions of the Company’s Annual Report on Form 10-KSB, filed with the Commission on April 16, 2008, but the Amended Report No. 1 did not alter the text of Item 8A.

This letter contains the Company’s response to the Staff’s comment in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with our responses set forth immediately under the comment.

Form 10-KSB/A for the year ended December 31, 2007

Item 8A(T). Controls and Procedures

We have considered your response letter dated September 9, 2008 and note that management continues to believe that disclosure controls and procedures were effective as of the end of the fiscal year.  Please note that the definition of disclosure control and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act Reporting.  It appears to us that your failure to provide your report on internal control over financial reporting for fiscal year 2007 on a timely basis appears to be a clear indicator that your disclosure controls and procedures were not effective as of the end of the fiscal year.  The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure controls and procedures are ineffective.  In light of these facts, it appears that you should amend the 10-KSB to disclose that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Response: The Company has added the requested disclosure in the form of the revised Item 8A  on Amended Report No. 2 for the year ended December 31, 2007.

In connection with the responses to your comments, New World Brands, Inc. hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (541) 686-8833.

                       Sincerely,

                                                                   /s/ Ian T. Richardson
                                                                   Ian T. Richardson

cc:           David M. Kamrat
Shehryar Wahid
Tonya M. Smith

Item 8A(T).  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2007, the end of the period covered by this Annual Report on Form 10-KSB/A2. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer (as the Company’s principal executive officer and principal financial officer, respectively) to allow timely decisions regarding required disclosures.

Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective due to our failure to adequately report such officers’ conclusion with respect to internal control over financial reporting.

Our management has concluded that the financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the period covered by this Annual Report, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

During the fourth quarter of 2007, there have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.